

12013622

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66352



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2011__ AND ENDING __DECEMBER 31, 2011__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE REID GROUP LLC

OFFICIAL USE ONLY

FIRM ID. NO.130448

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 AVENUE OF THE AMERICAS, 42nd FLOOR
                                                        (No. and Street)

NEW YORK   NY   10020
(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DONOVAN L. REID   (212) 554-4030
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO., C.P.A.s
(Name - if individual, state *last, first, middle name*)

7 PENN PLAZA, SUITE ~~804~~ 210   NEW YORK   NY   10001
(Address)   (City)   (state)   (Zip Code)

CHECK ONE:
   [X] Certified Public Accountant
   [ ] Public Accountant
   [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).



OATH OR AFFIRMATION

I <u>DONOVAN L. REID</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and

supporting schedules pertaining to the firm of <u>THE REID GROUP LLC</u> as of <u>DECEMBER 31,</u> 2011, are true and correct. I

further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any

proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

2/21/12

_____
Notary Public

_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title

I.P. Permanent Resident
A 042 256 065
EX 12-31-17

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
     solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
     audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To The Management Committee of
The Reid Group LLC
New York, New York

We have audited the accompanying statements of financial condition of The Reid Group LLC as of December 31, 2011 and 2010, and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Reid Group LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 28, 2012

THE REID GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 2,902	$ 11,316
Accounts receivable	-	5,000
Other current assets	40,698	15,856
Total assets	$ 43,600	$ 32,172
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 12,664	$ 500
Members' Equity		
Contributed capital - authorized 1,000,000 units, issued and outstanding 10,000 units	51,974	51,974
Accumulated deficit	(21,038)	(20,302)
Total member's equity	30,936	31,672
Total liabilities and member's equity	$ 43,600	$ 32,172

TARLOW & CO., C.P.A.'S

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues		
Investment banking fees	$ 67,500	$ 182,430
Other income	-	11
Total revenue	67,500	182,441
Operating expenses		
General and administrative	68,236	175,813
Net income (loss)	$ (736)	$ 6,628

TARLOW & CO., C.P.A.'S

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2010	$ 51,974	$ (26,930)	$ 25,044
Net income - 2010	-	6,628	6,628
Balance at December 31, 2010	51,974	(20,302)	31,672
Net loss - 2011	-	(736)	(736)
Balance at December 31, 2011	$ 51,974	$ 21,038	$ 30,936

TARLOW & CO., C.P.A.'S

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities		
Net income (loss)	$ (736)	$ 6,628
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	5,000	(5,000)
(Increase) Decrease in other current assets	(24,842)	1,097
Increase (Decrease)in accounts payable and accrued expenses	12,164	(2,523)
Net cash (used) provided by operating activities	(8,414)	202
Cash and cash equivalents at beginning of year	11,316	11,114
Cash and cash equivalents at end of year	$ 2,902	$ 11,316

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 - **DESCRIPTION OF THE COMPANY**

The Reid Group LLC (the "Company") is an independent boutique investment banking firm headquartered in New York. The Company is a limited liability company formed on December 30, 1998 under the laws of the State of Delaware. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"), effective on September 14, 2004.

The Company offers its middle market institutional clients corporate finance services, including debt and equity private placements, and advisory services, including advice on mergers and acquisition, corporate restructuring, and strategic matters. The firm has no research, trading, lending, or related activities and, instead, is dedicated to providing high-quality, conflict free, client focused advice.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a) **Cash and cash equivalents**
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

b) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Revenue recognition**
Revenue includes fees for the Company's retention, its role as arranger and agent in private placements, and for advisory services. Retention fees are typically non-reimbursable and recorded when earned upon the execution of client engagement letters. Arrangement and private placement agency fees are earned through the Company's arrangement of credit facilities and private placements of debt and equity securities, respectively. Advisory fees are earned by the Company in its role as financial advisor in mergers and acquisitions and similar transactions. Arrangement and private placement agency fees are recorded at the time the credit facilities and private placement of debt and equity transactions are completed, respectively. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 3 - **MEMBER'S EQUITY AND LIMITED LIABILITY COMPANY AGREEMENT**

The Limited Liability Company Agreement ("the Agreement"), as amended, dated March 20, 2004, sets forth the respective rights and obligations of Members of the Company and provide for terms of its management and conduct of its affairs. The Company has two Managing Members, of which the current Chief Executive Officer is the sole equity member and owner. The Company's Management Committee is responsible for managing the affairs of the Company.

NOTE 4 - **REGULATORY AUTHORITIES**

The Firm is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Firm's regulatory net capital at December 31, 2011 was ($9,762) which was below the minimum net capital requirement by $14,762. The Firm's regulatory net capital at December 31, 2010 was $10,816, which exceeded the minimum net capital requirement by $5,816. The firm is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

SEC Rule 17a-11 requires that every broker or dealer whose net capital declines below the minimum amount required pursuant to SEC Rule 15c3-1 shall give notice of such deficiency that same day. The notice shall specify the broker or dealer's net capital requirement and its current amount of net capital. On July 18, 2011 the Firm notified the SEC and FINRA that the Firm's net capital was ($6,950), or $11,950 below its minimum net capital requirement. Pursuant to regulatory requirements, the Firm is not permitted to actively engage in any securities business until the Firm's net capital exceeds $5,000 or 6 2/3% of aggregate indebtedness, as defined.

NOTE 5 - **INCOME TAXES**

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members whose tax impact depends on their respective tax situations. Accordingly, the financial statements do not reflect a provision for federal, state, and local income taxes.

TARLOW & CO., C.P.A.'S

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 5 -   <u>INCOME TAXES</u> (Continued)

Management has continued to evaluate the application of ASC 740, Income Taxes (formerly FAS No. 48, "Accounting for Uncertainty in Income Taxes") to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The Company files federal and state tax returns. The 2008 through 2010 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NOTE 6 -   <u>SUSEQUENT EVENTS</u>

Management of the Company has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE REID GROUP LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2011 AND 2010

	2011	2010
Net Capital		
Total member's equity	$ 30,936	$ 31,672
Deductions and/or charges:		
Non-allowable assets and other charges:		
Other assets	40,698	20,856
Net capital before haircuts on securities	(9,762)	10,816
Haircuts on Securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities	-	-
Money Market Fund	-	-
Net Capital per rule 15c3-1	$ (9,762)	$ 10,816
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 12,664	$ 500
Total aggregate indebtedness	$ 12,664	$ 500
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess (Deficit) net capital	$ (14,762)	$ 5,816
Ratio of an aggregate indebtedness to net capital	$ (1.30)	0.046

No material differences exist between the above computation and the computation included in the Company's corresponding audited Form X-17A-5 Part IIA Filing.

TARLOW & CO., C.P.A.'S

SUPPLEMENTAL REPORT



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERAL CONTROL STRUCTURE

To The Management Committee of
The Reid Group LLC
New York, New York

In planning and performing our audit of the financial statements of The Reid Group LLC, as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 28, 2012